FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1         Name and Address of Company

Gammon Gold Inc.
1601 Lower Water Street, Summit Place
Suite 402
Halifax, Nova Scotia, B3J 3P6

Item 2         Date of Material Change

March 11, 2008

Item 3         News Release

The press release attached as Schedule A was released over Canada NewsWire on March 11, 2008.

Item 4         Summary of Material Change

Gammon Gold Releases Ocampo Key Operational Indicators & Financial Metrics for February 2008

Gammon Reports Continued Strengthening of Key Financial Metrics over January with Cashflow from Operations increasing by 63% to $3.1M, Net Free Cashflow increasing by 56% to ($0.4M) and a $2.1M Pay Down of Its Debt Facility

Gammon Gold Inc. (“Gammon”) (TSX:GAM and AMEX:GRS) is pleased to provide its unaudited monthly status update to our shareholders.

February Highlights

  Significant increase in production with an 18.5% increase over January and a 21.4% improvement in average monthly production over Q4 and the best result since June 2007

  Significant reduction in consolidated cash costs with a 5% improvement over January and an 18.6% improvement of over Q4’s average cash costs the lowest cost since commercial production was declared at Ocampo in Q1 2007.

  Improved positive operating cash flow was achieved in February as compared to January and represents a significant improvement over operating cash flows achieved throughout all of 2007.

  Liquidity position was further strengthened due to ongoing operational improvements and stronger market prices for gold and silver which continues to underpin the Company’s turnaround phase into the later part of 2008, at which point the Company’s business model is scheduled to generate positive net cash flow.

  Strong cash flow performance established closing cash reserves of $1.9 million and the Company also made an accelerated debt facility principal reduction payment of $2.1M.

  There were no facility draw downs taken on the Company’s $60 million revolving project debt in February or to date in March. The Company’s net debt position decreased to $27.4 million in February.

  The Company (inclusive of Gammon Gold’s El Cubo mine) continues to remain on target to produce in the low to mid point of the targeted range of 56,000 to 62,000 gold equivalent ounces during Q1 at total cash costs that are lower than the previous guidance of between $580 to $600 per gold equivalent ounce.

  Encouraging resource growth potential exploration results were reported at Guadalupe y Calvo which justifies aggressively advancing the present exploration program and will support an updating of the resource estimate, metallurgical test work and completing a scoping study for a potential open pit and underground operation.

Consolidated Production & Cost Overview

The Company, including both Ocampo and El Cubo, achieved an 18.5% increase in production in February as compared to January and a 21.4% improvement in average monthly production over Q4. In February, the Company produced a total of 11,019 ounces of gold and 446,260 ounces of silver or 19,466 gold equivalent ounces, the best single month of production since June 2007, at a cash cost of $480 per ounce, the lowest cost since commercial production was declared at Ocampo in Q1 2007. Of this production, El Cubo contributed 3,129 ounces of gold and 146,145 ounces of silver or 5,913 gold equivalent ounces at a cash cost of $540 per ounce. During February, the Company sold a total of 10,410 ounces of gold and 420,889 ounces of silver or 18,379 gold equivalent ounces and realized a record average gold price of $931.46/oz and a record average silver price of $17.38/oz. Of the ounces sold, El Cubo contributed 3,129 ounces of gold and 146,145 ounces of silver or 5,913 gold equivalent ounces.

Financial performance indicators continue to demonstrate that the Company is successfully advancing its turnaround strategy. Operating cash flow in February increased by 63% to $3.1 million as compared to $1.9 million in January and a significant improvement over the monthly average of ($15.01 million) in Q4 which clearly reflects that continued productivity improvements at both Ocampo and El Cubo, coupled with aggressive cost management strategies, are continuing to positively impact production and costs. In February, free cash flow improved by 56% to ($0.4 million) and a 97% improvement as compared to ($14.7 million) in Q4. Continued strength in operating cash flow performance will continue to underpin the Company’s planned investment in capital expansion projects in March and throughout Q2 favourably minimizing the impact on the Company’s net cash flow generation profile. Capital expenditures during February were in line with internal expansion capital projections at $3.5 million and will increase in March with the scheduled delivery of key underground mining fleet equipment.

Consolidated cash costs for February decreased by a further 5% to $480 per ounce over January and by 18.6% over Q4 cash costs and a 37% reduction over Q3 cash costs. Continued improvements in total cash costs are being driven by the Company’s focused productivity and cost optimization efforts. In an unprecedented environment of high inflationary cost pressures, the Company’s initial cost initiatives have reduced costs from $764/oz in Q3 to $480/oz as reported in February.

  The Company (inclusive of Gammon Gold’s El Cubo mine) remains on target to produce at the low to mid point of the target range of 56,000 to 62,000 gold equivalent ounces during Q1 at a total cash cost that will be lower than the previous guidance of between $580 to $600 per gold equivalent ounce.

There were no facility draw downs taken on the Company’s $60 million revolving project debt in February or to date in March. February’s strong cash flow performance established closing cash reserves of $1.9 million and also allowed the Company to make an accelerated debt facility principal reduction payment of $2.1 million such that our net debt position is currently $27.4 million. The Company’s liquidity position is increasingly strengthening due to the continued operational improvements and stronger market prices for gold and silver which are driving increased Company operational cash flow contributions. The Company’s improving operating cash flow profile combined with the Company’s $60 million project debt financing facility further demonstrate that the Company is sufficiently funded to progress the Company’s turnaround phase into the later part of 2008, at which point the Company’s business model is scheduled to generate positive net cash flow.

Mr. Scott Perry, CFO of Gammon Gold stated, “In February, we continued to gain momentum with our production profile at Ocampo and we continued to post strong cost reductions which resulted in solid cash flow performance and cash generation. Favourably impacted by the strong metal prices we are realizing, we also elected to utilize surplus cash reserves to make an accelerated principal pay down of $2.1 million on our financing facility.” Mr. Perry continued, “Given the improved operating performance momentum, our financial foundation has improved significantly which combined with our undrawn debt financing facility places the company in very strong stead to fully fund the company’s recapitalization initiatives up to the latter part of 2008 when the business anticipates maintaining steady state positive free cash flow status”

Mr. Rene Marion, CEO of Gammon Gold stated, “I am very pleased to again be reporting positive company wide improvements in both production and financial metrics. As previously announced, we have assembled a proven and strengthened management team who have successfully orchestrated turnaround strategies before and have the skills necessary to continue to execute Gammon’s growth strategy. This new management team continues to drive and engineer the company’s turnaround and the success we have achieved to date is evident in the improvements we have achieved in both production and in total cash costs.” Mr. Marion continued, “For the entire Gammon team this is an exciting time. Our business plan strategy is well rooted with a strong positive momentum, which I firmly believe that we will continue to deliver turnaround results that will be witnessed in the positive news we expect to be releasing in the coming weeks.”

Ocampo – February 2008

Gammon Gold is pleased to advise that overall improvements achieved to date at its Ocampo mine are continuing well into Q1 2008. February’s production improved by 34.4% over January and by 23.2% over average monthly production over Q4. Production at Ocampo was 7,890 ounces of gold and 300,115 ounces of silver for a gold equivalent production of 13,553 ounces, the best production month since June 2007. A total of 7,281 ounces of gold and 274,744 ounces of silver were sold during the month or 12,466 gold equivalent ounces.

Open pit mining performance was very strong in the second half of February due to one in-maintenance excavator being re-commissioned in mid-February following which, productivity was immediately increased with daily tonnage rates increasing to an average of more than 85,000 tonnes per day which is above the 80,000 tonne per day target. The mine’s second excavator is expected to be re-commissioned in late-March which the Company anticipates will realize additional improvements in productivity and decreased costs due to presently unsuited on-lease equipment being phased out.  For Ocampo, total cash costs for February were $451 per gold equivalent ounce, the lowest since declaring commercial production in January 2007, a decrease of 9.4% over January, 16.2% over Q4 2007 and 45.2% decrease over Q3 2007.

Ocampo Average Monthly Au(e) Production vs Cash Costs

  During February additional improvements in cash costs were clearly evident. These cost reduction efforts throughout the operation continue to gain traction and these incremental improvements are expected to continue in 2008. Capital expansionary project initiatives that will be implemented in 2008 will enhance productivity and reduce operating costs in all areas. Most particularly, the optimization of our processing facilities, access to 20 megawatts of grid power and the delivery of underground equipment will provide significant costs savings and enhance overall capacity.

  The Santa Eduviges decline has intercepted the main mineralized structure and we continue to deliver the development ore to the Mill for processing.

  The Company has implemented a bonus incentive program for exemplary performance for all operating departments at Ocampo. In the early implementation of this program indications are that this incentive program is resulting in increased productivity throughout the Ocampo operation and is particularly evident in underground development, as indicated by the KPI charts in this press release. As the impact of the productivity bonuses continues to be internalized by the workforce we anticipate that there will be additional productivity gains achieved.

  By month end in February stockpiles stood at 10,505 tonnes ahead of the mill and 106,498 tonnes ahead of the crushing plant. These will continue to serve the operation to minimize the possibility of production interruption due to possible feed variability from the underground or the open pit. The focus going forward will remain on maintaining stockpiles ahead of both processing facilities to ensure ongoing production during any period of downtime.

Russell Tremayne, COO of Gammon Gold stated, “Continued improvement is evident in both our overall production and cost performance metrics in February. Each month we are building on our previous successes and fully expect to continue that momentum in the months ahead. Even with the improved results we have achieved to date, we still have many areas of opportunities to gain additional traction. Some key areas of our focus are optimizing the processing facilities, the deployment of additional equipment, as well as overall improved mine planning and development. We re-commissioned one excavator in mid-February and the second unit is expected to be re-commissioned in late March at which time the Open Pit will return to full production.” Mr. Tremayne continued, “We have initiated training on long-hole mining to our underground workforce that is supported by a successful production bonus which has already demonstrated a positive impact on productivity. We continue to accelerate development in the underground to provide greater flexibility and enhanced mine planning. Presently we have 560,000 tonnes of underground ore fully developed, which represents approximately one year of production and upon the delivery of additional equipment for the underground operation that is scheduled to arrive in March and April, we anticipate seeing immediate improvement in underground production.  We took delivery of one scoop in late February with two additional scoops already in the country ready for delivery and have recently signed a maintenance contract for underground equipment that will facilitate optimal equipment availabilities. We continue to focus on decreasing dilution by providing additional training to our operators that will be supported by the recent implementation of a Quality Assurance / Quality Control program that is overseen by a strong and experienced operations team.”

Mr. Tremayne went on to say, “We are pleased to provide our KPI charts for February.  We continue to see an overall positive trend of ongoing productivity enhancements that is very encouraging and we will continue to demonstrate ongoing improvements throughout the balance of the first quarter and into the second quarter. Particularly encouraging is the progress we are making in the development of the underground mine where we currently have approximately 1 year of production of fully developed ore available with a target of 18 months of fully developed ore.”

Underground

Underground development decreased in February over January due to the shorter month and the reduced availability of underground trucks. Additional underground trucks are expected to arrive in April.  We are targeting to achieve 50 development metres per day and these development activities, augmented by the implentation of a Quality Assurance and Quality Control program, will allow the Company to have greater flexibility in mining methods that will result in increased productivity and decreased dilution.

Dilution decreased to 17% in February over January and should remain relatively stable over the next few months. Dilution has been reduced significantly since October. The re-introduction of longhole mining methods had a positive impact on reducing dilution. In February the Company implemented a Quality Assurance / Quality Control program aimed at improving productivity and decreasing dilution.

Average daily underground production decreased in February to 809 tonnes per day over January as a result of decreased dilution and the unavailability of underground equipment. Overall, we continue to benefit from the re-commencement of long-hole production, improved development rates and the implementation of a new bonus incentive program for underground miners. We expect that as we take delivery of additional underground equipment in March and April, we will achieve an increase in productivity.

Underground grades increased 10% in February over January and 15% over Q4 as dilution control initiatives gain traction and access to higher grade ore improves. Quality control programs and sequencing issues continue to be addressed.

Costs per tonne in February increased to $40.34 per tonne over January that was primarily impacted by retroactive underground compensation adjustments paid out in February. The delivery of additional underground equipment in March and April and increased development activities that provide improved flexibility and optimization of mining methods are expected to result in reductions to below January’s levels in average mining cost per tonne.

Open Pit Operations

Average daily production in February from open pit operations increased significantly and averaged more than 85,000 tonnes per day immediately upon one excavator being re-commissioned in mid-February. We expect productivity to further increase once the second excavator is re-commissioned in late March at which time normal operations will resume at the Open Pit. We are still targeting above the Feasibility 80,000 tonnes per day and we are confident in attaining this target in the latter part of the first quarter of 2008.

In February, 19,870 tonnes of ore from the Open Pit grading 6.8 g/t was directed to the Mill in order to benefit from the better recoveries of the Mill circuit. As the capacity of the Mill is expanded, we will be able to increase the tonnage of high grade ore from the Open Pit to the Mill to take advantage of the better economics of the Mill.

Ore feed to heap leach pad continues to improve despite mechanical and maintenance issues in the past two quarters. Tonnes to the Heap Leach increased by 1.4% in February over January in spite of increased tonnes being re-directed to the Mill due to increased productivity achieved at the Open Pit and feed from stockpiles ahead of the Heap Leach that was placed on the pad.

The strip ratio increased in February due to pre-stripping activities at the high grade Picacho and Conico Pits and it is anticipated that this strip ratio will decrease in March and remain relatively stable in the coming months.

In February the stockpiles ahead of the Heap Leach Pad decreased over January as high grade Open Pit ore was re-directed to the Mill and feed from the stockpile was placed on the Leach Pad. We will continue to increase the stockpiles of low grade ore ahead of the Heap Leach to ensure uninterrupted processing as well as maximizing the ore head grade delivered to the leach pad. This will also allow production to continue during unfavourable weather conditions which impact on open pit operations on occasion.

Cost per tonne in the Open Pit in February increased over January as a result of the continued reliance on leased equipment, spare parts and the rebuild of the excavators. Costs are anticipated to reduce once the second of two excavators is re-commissioned and we discontinue the use of the leased loading equipment in April. We continue to identify areas where additional cost efficiencies can be achieved.

Mill

In February, tonnes per day at the Mill increased over January and remained close to design capacity at 1,435 tonnes per day. By establishing a stockpile ahead of the Mill and with the general improvement in ore feed from the underground, we anticipate that the Mill will continue to operate at or above design capacity in Q1. We are reviewing the economics of increasing the capacity at the Mill to 2,800 tonnes per day and anticipate having the additional capacity available in the second half of 2008.

Mill availability increased to 80% in February as a result of the Company having access to an additional 5 megawatts of grid power that has reduced the reliance on the diesel generators. By the latter part of 2008 the Company will have access to 20 megawatts of grid power that will eliminate the reliance on the diesel generators and provide a more economical and reliable power supply.

Average grades to the Mill have continued to improve primarily due to the deployment of QA/QC programs in the underground operation. As we continue to accelerate development and optimize mining methods and decrease dilution, we anticipate continued improvement in overall grades to the Mill. We anticipate that this positive trend will continue as Underground productivity improves.

Costs per tonne increased in February primarily due to provision of inventory spares but are expected to decrease in the months ahead and additional cost improvements are anticipated through power and reagent consumption and throughput enhancements.

Heap Leach

Recoveries in February were negatively impacted as fewer tonnes were placed on the pad in November and December, however overall recoveries continue to trend towards life of mine design averages. The approximately 120,000 tonnes of ore that were  not under leach due to construction activities are now under leach.

Grades to the Heap Leach increased to 1.17 g/t in February, in line with plans. In February, more higher grade ore from the Open Pit was directed to the Mill. In December the cut-off grade was lowered from 0.4 g/t Au eq to 0.3 g/t Au eq but the head grade of material delivered to the Heap Leach Pad went up due to stockpiling low grade material in front of the Crusher.

Per tonne costs increased in February as compared to January but remained lower than Q4 average costs. Cost improvements are anticipated going forward as we gain additional traction from our cost reduction programs.

Ocampo Underground

Productivity in February was consistent with January and improved over Q4 in the underground primarily as a result of increased development, the re-introduction of long-hole mining methods and decreased dilution. Grades from the underground increased to 7.50 g/t gold equivalent over Q4.  Additionally, ongoing development in the underground provides more flexibility and better sequencing in the underground. The Company will continue to implement strategies that will continue to reduce costs and improve productivity. We will also continue to accelerate development so as to improve access to higher grade ore and maximize flexibility. The recently implemented bonus schedule has been favourably received and is expected to continue to positively impact productivity going forward. The Company has commissioned a new jumbo and loader and expects to take delivery of additional underground equipment in March or April that will have an immediate impact on productivity and accelerate the development of the underground.

Ocampo Open Pit

Productivity in the Open Pit improved in February once one of the two excavators was re-commissioned in mid-February. The second excavator is expected to be re-commissioned in late-March at which time it is anticipated that productivity in the Open Pit will increase immediately. The Company has leased two additional loaders to supplement the existing fleet during, however once the second excavator is fully operational we will discontinue the use of the leased equipment expected to be in April, that will have an immediate impact on costs. Productivity is expected to return to, or exceed, feasibility study levels in the coming months. In February we delivered more high grade ore to the Mill to supplement the feed to the Mill and to benefit from the better economics of the Mill.

Ocampo Mill Circuit

During February tonnes per day improved over January and remained near capacity at 1,435 tonnes per day. Grades improved to 7.16 g/t gold equivalent from 6.34 g/t in January as a result of higher grade ore from both the underground and open pit being delivered to the Mill. Mill availability improved to 80% in February primarily as a result of the access to 5 megawatts of additional grid power in late January that has provided a more economical and more reliable source of power to the Mill. Continuous improvements in availabilities remain on target for 2008. Metallurgical recoveries in February were an average of 95% gold and 89% silver.

Ocampo Heap Leach Circuit

Recoveries at the Heap leach pad remained stable in February. During the month 221,787 tonnes were placed on the Heap Leach which is a decrease over January due to the shorter month. By the end of February, the 120,000 tonnes of ore that was not under leach due to the expansion of the Heap Leach pads was placed under leach. In February, we continued to haul from the old tailings that average 1.68 g/t gold equivalent to the Heap Leach Pad. We believe that taking these high grade tails will significantly reduce costs for the Heap Leach over the next few months and expect that we will have stacking completed before the start of the wet season.

Mr. Marion concluded, “February was once again one of the best operational performances in the history of the company which was largely evident in improvements in our financial metrics for the month. Particularly notable was the Company’s cash flow result which established an opening working capital cash position of $1.9 million while also facilitating an accelerated debt financing facility principal repayment reduction that has decreased our net debt position to $27.4 million. Our portfolio’s strong performance in the quarter to date period gives the team and I, strong confidence that we will achieve our goals and accordingly, we have updated our forecast scorecard for the end of Q1.”

  We have targeted Q1 2008 production at the low to mid point of 56,000 to 62,000 gold equivalent ounces (inclusive of El Cubo)

  We anticipate lower total cash costs for Q1 2008, be significantly lower than the previous guidance of between $580 to $600 per gold equivalent ounce.

  Expansion and Sustaining Capital expenditures are now anticipated to be between $10 and $14 million

  We are committed to providing an update on 2007 year end reserves and resources at the end Q1 2008

  We also expect to release our 2008 operating and total cash cost guidance together with a 3-year outlook at the end of Q1 2008

  Since November, we have already experienced positive operating cash flow three of the last four months and we expect to achieve sustained positive operating cash flow in Q1 2008. We anticipate being sustainably Net Free Cash flow positive in the latter part of 2008 once expansion capital for the heap leach facility, processing facility and the continued development of the Santa Eduviges decline is concluded

  We envision that our planned continued reduction in total cash costs will position the Company not to take any further accounting provisions in Q1 2008

  Performance management systems that are aligned with the Mission and Strategy to ensure delivery of results both operationally as well as corporately have been introduced and will become fully implemented in 2008

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The Company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Rene Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC.  US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding the effects of management changes, potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Gold, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Gold’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Gold’s Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Gold does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

Item 6         Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7         Omitted Information

Not applicable.

Item 8         Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9         Date of Report

March 11, 2008